Via Facsimile and U.S. Mail
Mail Stop 6010

June 5, 2007

Mr. James E. Fickenscher
Chief Financial Officer
Auxilium Pharmaceuticals, Inc.
40 Valley Stream Parkway
Malvern, PA 19355

   Re: **Auxilium Pharmaceuticals, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2006
      Filed March 13, 2007
      File No. 000-50855

Dear Mr. Fickenscher:

   We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates, page 66

Revenue Recognition, page 67

1. We acknowledge your revenue recognition policy as noted herein and within your "Significant Accounting Policies" in the accompanying notes to your consolidated financial statements. We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, cash discounts and coupons,

could be defined and improved. Please provide us with the information that follows in a disclosure-type format.

a.)   Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than those you used to arrive at each accrual; for example, disclose a range of reasonably likely amounts or another type of sensitivity analysis.

b.)   To the extent that the information you consider in estimating your accruals, such as levels of inventory in your distribution channels; product shelf life, recalls and discontinuances; and the effects of price changes and generic competition, is quantifiable, discuss both quantitative and qualitative factors and the extent of availability and your use of information from external sources; for example, end-customer demand data compared to inventory levels. In discussing your estimate of product returns, provide additional information regarding the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period.

c.)   If applicable, discuss any shipments made as a result of incentives and/or in excess of your customers' inventory levels in the ordinary course of business. Please also discuss your revenue recognition policy for such shipments.

d.)   Provide a roll-forward of each accrual that reduces your gross revenue for the periods presented, showing the following:

- beginning balance;
- current estimate related to sales made in current period;
- current estimate related to sales made in prior periods;
- actual returns or credits in current period related to sales made in current period;
- actual returns or credits in current period related to sales made in prior periods; and
- ending balance.

e.)   Finally, please include information regarding the amount of and reason for fluctuations with respect to the amounts that reduce your gross revenue. Please address the effect that any changes in your estimates had on your revenues and operations for the applicable periods.

Inventory Valuation, page 68

2.   Your discussion of "inventory valuation" as a critical accounting policy/estimate
        does not explain how that estimate has affected your results of operations for the
        financial statement periods presented. Giving consideration to Commission
        Release No. 33-8350, please provide us with additional information, in a
        disclosure-type format, that addresses your analysis of the uncertainties involved
        in applying the related accounting principles to your inventory valuation estimate
        and that explains why that estimate or the underlying assumptions bears the risk
        of change. Explain how this estimate has affected your results of operations and
        provide to us disclosure that quantifies how accurate your inventory valuation
        estimate and related underlying assumptions have been in the past. Please also
        disclose the value/useful life of the Testim "safety stock" you have compiled as of
        the most recent balance sheet date presented.

                                    *   *   *   *

        Please provide us the information requested within 10 business days of the date of
this letter or tell us when you will provide a response prior to the expiration of the 10-day
period. Please furnish a letter with your response that keys your response to our
comments. Detailed letters greatly facilitate our review. You should furnish the letter to
us via EDGAR under the form type label CORRESP. Please understand that we may
have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that they have provided all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Amy Bruckner, Staff Accountant, at (202) 551-3657, or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant